EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Three months ended
	March 31,	Year	Year	Year	Year	Year
	2015	2014	2013	2012	2011	2010
EARNINGS

Income before income taxes	$1,703	$7,026	$6,562	$6,351	$6,031	$5,755

Add:

Interest expense (including amortization of capitalized interest)	36	164	166	191	206	220

Portion of rent under operating leases representative of the interest component	25	104	103	92	85	81

Less:
Equity in undistributed income of 20-50% owned companies	2	(1)	(1)	3	4	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$1,762	$7,295	$6,832	$6,631	$6,318	$6,052

FIXED CHARGES

Interest on debt (including capitalized interest)	34	159	166	194	206	218

Portion of rent under operating leases representative of the interest component	25	104	103	92	85	81

TOTAL FIXED CHARGES	$59	$263	$269	$286	$291	$299

RATIO OF EARNINGS TO FIXED CHARGES	29.9	27.7	25.4	23.2	21.7	20.2